Exhibit 99.1

Titan Medical Reports Financial Results for the Third

Quarter 2022, and Announces Special Shareholder Meeting

Shareholder Meeting to Support Share Consolidation to Maintain Nasdaq Listing

TORONTO, November 10, 2022 - Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced financial results for the three and nine months ended September 30, 2022. Additionally, the company announced that a special meeting of shareholders will be held virtually on January 12, 2023 to seek shareholder approval for a consolidation of its common shares, including for the purposes of demonstrating compliance with Nasdaq Rule 5550(a)(2).

As previously shared, Nasdaq granted the company with an extension to regain compliance with Nasdaq Rule 5550(a)(2), which requires an issuer to maintain a minimum bid price of at least US$1.00 for a minimum of 10 consecutive business days (and generally not more than 20 consecutive business days, in Nasdaq’s discretion). While the company continues to undertake initiatives directed at increasing shareholder value, should the company not be able to evidence compliance prior to December 26, 2022, the company expects Nasdaq to notify Titan that its shares are subject to delisting. At such time, the company would likely appeal such determination and it is expected that the company’s shares would continue to be listed and available to trade on Nasdaq at least pending the completion of the appeal process. The share consolidation, if approved, would likely be the last option available to the company to regain compliance with the minimum bid price requirement and maintain its Nasdaq listing.

“Titan is completing the final steps prior to the anticipated delivery of the first Enos system to its Chapel Hill facility before year-end 2022. We are excited and ready to commence verification, validation and safety testing on the delivered unit in support of the planned IDE submission to the FDA in 2023. Following submission, we expect to finalize our clinical trial design and continue to plan our commercialization strategy for the U.S. market. We have worked closely with our manufacturing partners in an effort to circumvent supply chain disruptions and are excited about our progress to date at this stage of the production cycle. We are committed to working with surgeons to improved patient outcomes using minimally invasive robotic surgery,” stated Cary G. Vance, Titan’s President and CEO.

Vance added, “After careful consideration, the company has also decided to propose a consolidation of common shares to its shareholders. We believe that a consolidation is in the best interests of shareholders, including for the purposes of regaining compliance with Nasdaq listing requirements. A continued Nasdaq listing provides numerous benefits to the company, including increased visibility of the company amongst U.S. analysts and investors, increased access to capital including potentially institutional investors, and the potential for greater trading volume and liquidity for the company’s common shares. We look forward to providing additional details of the special meeting.”

Recent Company Activities and Progress

●	Cary Vance participated on a panel during The MedTech Conference held in Boston on October 24-26, 2022

o	Mr. Vance and other leaders discussed navigating regulatory and business considerations in surgical robotics innovation

●	Appointed Eric Heinz as Vice President, Market and Corporate Development

o	Mr. Heinz is responsible for developing and executing on strategic business plans to expand and accelerate Titan’s Enos™ robotic single access surgical system’s portfolio cadence

●	Completion of manufacturing transfer to Benchmark

o	Titan has substantially completed the transfer of the Enos System to manufacturing, including the areas of supply chain management, product assembly and testing, and implementation of software updates related to safety controls

●	Continued FDA communications via Q-Submission process

o	Received helpful feedback from the FDA on last Q-submission utilizing this effective process

●	Continued strengthening of intellectual property

o	Filings include innovations in next generation single access RAS technology

●	Signed a limited development and supply agreement with Medtronic

o	The company will support Medtronic with limited development and pre-clinical activities through the supply of instruments and cameras

●	Presented at the H.C. Wainwright Global Investment Conference held on September 12-14, 2022 and participated in investor meetings

The company plans to pursue a De Novo regulatory process for marketing authorization with the U.S. Food and Drug Administration (FDA). Utilizing the Q-Submission program, the company has engaged in ongoing dialogue with the FDA to clarify requirements in an effort to mitigate against timeline risks. The company plans to file the IDE application with the FDA mid-year 2023 for its initial target indication for benign gynecologic surgical procedures. Titan anticipates receiving a response on the IDE application from the FDA in the second half of 2023. Following IDE approval, Titan expects to proceed with and complete a clinical study in time for submission of a De Novo classification request with the FDA in 2024. Commercial launch of the Enos™ single access RAS system is scheduled to begin upon receipt of marketing authorization from the FDA.

Financial Highlights Summary

As of September 30, 2022, Titan had cash and cash equivalents of $11.6 million, compared to $32.3 million at December 31, 2021.

For the three months ended September 30, 2022, R&D expenses were to $7.6 million compared to $10.7 million for the for the three months ended September 30, 2021. R&D expenses for the three-month period ending September 30, 2022 were related to the development of the Enos System and an increase in labor costs as the Company continues to add the required resources to its engineering, regulatory and quality teams to advance the Enos System.

R&D expenses were $26.7 million for the nine months ended September 30, 2022 compared to $28.4 million for the nine months ended September 30, 2021. R&D expenses for the nine-month period ending September 30, 2022 were related to the development of the Enos System and an increase in labor costs. In the comparative period, R&D expenses related to the development of the Enos System and the development work required to achieve the milestones under the Development Agreement with Medtronic.

G&A expenses were $3.0 million for the three months ended September 30, 2022 compared to $3.4 million for the three months ended September 30, 2021. The decrease in G&A expenses in the three-month period is related to a decrease in stock-based compensation of $0.4 million.

For the nine-month period ended September 30, 2022, G&A expenses were $8.7 million compared to $9.6 million in the comparative period. The decrease in G&A expenses in the nine-month period is primarily related to a decrease in stock-based compensation of $1.8 million and a decrease in professional and consulting fees partially offset by an increase in severance costs, public company costs and recruitment fees related to filling open roles on the senior leadership team.

The company’s interim financial statements and MD&A are available at www.sedar.com and at www.sec.gov.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 8:30 a.m. ET today (November 10, 2022) to discuss the company’s financial results for the three months ended September 30, 2022, and recent business highlights. The webcast can be accessed via the Investor Relations section of the company’s website www.titanmedicalinc.com.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on surgical technologies for single access RAS; the company’s plans and expectations with respect to timing for regulatory submissions, including for an IDE application and De Novo application, clinical trials and the commercialization of the Enos system; the company’s plans for verification, validation and safety testing to support its IDE submission to the FDA in 2023; the company’s dialogue with the FDA and utilization of the Q-Submission program to mitigate against timeline risks; the company’s plans to increase shareholder value and otherwise demonstrate and regain compliance with Nasdaq Rule 5550(a)(2); the company’s plans to hold a special shareholder meeting; the potential benefits of a continued Nasdaq listing; the company’s efforts to circumvent supply chain disruptions; the company’s intention to host an upcoming investor audio webcast; the Enos system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties, and assumptions. Many factors could cause the company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact

Kristen Galfetti

Vice President, Investor Relations

& Corporate Communications

+1-781-869-2553

investors@titanmedicalinc.com

Titan Medical Inc.

Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

	9/30/2022	12/31/2021
	$	$
Assets
CURRENT ASSETS
Cash and cash equivalents	11,636	32,306
Receivables	-	8,280
Prepaid expenses, deposits and receivables	2,367	3,076
TOTAL CURRENT ASSETS	14,003	43,662

NON-CURRENT ASSETS
Right-of-use assets, net	1,301	1,177
Property and equipment, net	736	464
Patent rights, net	2,031	1,919
TOTAL NON-CURRENT ASSETS	4,068	3,560
Total assets	18,071	47,222

Liabilities
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8,335	5,616
Current portion of lease liabilities	320	346
Deferred revenue	1,206	-
Warrant derivative liability	39	4,930
TOTAL CURRENT LIABILITIES	9,900	10,892

NON-CURRENT LIABILITIES
Deferred income tax labilities	56	56
Long-term lease liabilities	1,160	981
Total Liabilities	11,116	11,929

Shareholders’ equity
Share capital	264,460	263,364
Contributed surplus-Warrant reserve	11,749	11,749
Contributed surplus	15,107	14,067
Deficit	(284,361)	(253,887)
Shareholders’ equity	6,955	35,293
Total liabilities and Shareholders’ equity	18,071	47,222

Titan Medical Inc.

Interim Consolidated Statements of Net and Comprehensive Loss

(In thousands of US dollars, except share and per share amount)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2022	2021	2022	2021
	$	$	$	$
Revenues	-	-	-	10,093

Expenses
Research and development	7,612	10,714	26,721	28,358
General and administrative	3,008	3,358	8,668	9,565
Depreciation	-	-	-	-
Total expenses	10,620	14,072	35,389	37,923
Net loss from operations	(10,620)	(14,072)	(35,389)	(27,830)

Other Expenses (Income)
Finance income	(34)	(20)	(95)	(53)
Finance expense	42	60	77	60
Foreign exchange (gain) loss	(34)	(3)	(6)	56
Gain on fair value of warrant	(224)	(5,554)	(4,891)	(3,604)
Total other income	(250)	(5,517)	(4,915)	(3,541)
Net and comprehensive loss	(10,370)	(8,555)	(30,474)	(24,289)

Basic and fully diluted loss per share	(0.09)	(0.08)	(0.27)	(0.23)

Weighted average number of common shares Basic and diluted	111,664,823	111,127,690	111,397,231	107,520,004

Titan Medical Inc.

Interim Consolidated Statements of Cash Flows

(In thousands of US dollars)

	Nine Months Ended Sept 30
	2022	2021
	$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss	(30,474)	(24,289)
Items not involving current cash flows:
Depreciation and amortization	563	403
Interest expense on lease liabilities	78	53
Share-based compensation expense	2,134	3,620
Gain on change in fair value of warrants	(4,891)	(3,604)
Accrued interest on Note payable	-	115
Warrant liability-foreign exchange adjustment	-	44
Changes in non-cash working capital balances
Receivables	8,280	-
Prepaid expenses and deposits	709	(223)
Accounts payable and accrued liabilities	2,719	(441)
Deferred revenues	1,206	-
Cash used in operating activities	(19,676)	(24,322)
FINANCING ACTIVITIES
Exercise of Derivative warrants	2	8,000
January 2021 Equity Offering, net of issuance costs	-	10,375
February 2021 Equity Offering, net of issuance costs	-	21,093
Exercise of Equity warrants	-	1,985
Exercise of stock options	-	14
Proceeds from issuance of common shares	-	2,709
Note payable	-	135
Repayment of lease liabilities	(308)	(180)
Cash (used in) provided by financing activities	(306)	44,131
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(474)	(333)
Purchase of patents	(214)	(268)
Cash used in investing activities	(688)	(601)

(Decrease) increase in cash and cash equivalents	(20,670)	19,208
Cash and cash equivalents, beginning of the period	32,306	25,469
Cash and cash equivalents, end of the period	11,636	44,677

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